UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 3

                                IMPROVENET, INC.
                       (Name of subject company (issuer))

                                IMPROVENET, INC.
                 (Name of Filing Persons (issuer and offeror))

                    Common Stock--$0.001 par value per share
                         (Title of Class of Securities)

                                    45321E106
                     (CUSIP number of Class of Securities)

                                  Brian Evans
                                ImproveNet, Inc.
               1286 Oddstad Drive, Redwood City, California 94063
                                 (650) 363-8173
            (name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                   Copies to:

                              William T. Manierre
                    Sheppard, Mullin, Richter & Hampton LLP
          Four Embarcdero Center, 17th Floor, San Francisco, CA 94111
                                 (415) 774-3283

                            CALCULATION OF FILING FEE

         Transaction Valuation*                         Amount of Filing Fee*
         ----------------------                         ---------------------
            $2,644,981                                          $531.20

     * For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 17,706,540 shares of common stock, par value $0.001 per share, of ImproveNet at a price per share of $0.15. Not applicable.

     /X/ Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid:     $531.20
               Form or Registration No.:   Schedule TO-I/13E-3--No. 005-60293
               Filing Party:               ImproveNet, Inc.
               Date Filed:                 10/7/02

     /_/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     /_/ Check the appropriate boxes below to designate any transactions to which the statement relates:

     /_/ third-party tender offer subject to Rule 14d-1.

     /X/ issuer tender offer subject to Rule 13e-4.

     /X/ going-private transaction subject to Rule 13e-3.

     /_/ amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting
         the results of the tender offer:    /_/

         This Amendment No. 3 to the Joint Schedule TO/13E-3 (this "Schedule TO") is filed by ImproveNet, Inc., a Delaware corporation. This Schedule TO relates to the offer by ImproveNet to purchase any and all outstanding shares of its common stock, par value $0.001 per share, at a purchase price of $0.14 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 4, 2002, and in the related Letter of Transmittal, copies of which are attached as Exhibits a.1.1 and a.1.2 to Amendment No. 1 to the Joint Schedule TO/13E-3 filed by ImproveNet on December 4, 2002 (the "Offer to Purchase") which, together with any amendments or supplements thereto, collectively constitute the "Offer."

ITEM 11.  Additional Information

         The Merger of ImproveNet, Inc. and eTechLogix, Inc. Has Been Completed.

         On December 23, 2002, a wholly owned subsidiary of ImproveNet merged into eTechLogix, Inc. As a result of this transaction, eTechLogix, Inc. is now a wholly owned subsidiary of ImproveNet and the former shareholders of eTechLogix, Inc. hold approximately 68% of the outstanding stock of ImproveNet.

         The completion of this transaction satisfied all of the conditions to the Offer applicable to ImproveNet and eTechLogix, Inc. set forth in the Offer to Purchase under the caption "Certain Conditions of the Offer." The Offer to Purchase remains in full force and effect and remains subject to the procedural requirements described under the caption "Procedures for Accepting the Tender Offer and Tendering Shares," including without limitation the valid tender by stockholders of their shares.

         On December 24, 2002, ImproveNet issued a press release announcing the completion of the merger, the text of which is attached to this Schedule TO as
Exhibit 99.1 and incorporated herein by this reference. The press release includes a statement concerning forward-looking statements made under the Private Securities Litigation Reform Act of 1995. The safe harbors provided under the Act with respect to forward-looking statements are not available to statements made in connection with a tender offer.

ITEM 12.  Exhibits

Exhibit 99  Press release issued December 24, 2002.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 24, 2002                        IMPROVENET, INC.



                                                By: /s/ Brian Evans
                                                   -----------------------------
                                                   Brian Evans
                                                   Secretary and General Counsel

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